SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Gran Tierra Energy Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

38500T101
(CUSIP Number)

April 12, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500T101	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Amber Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,871,650 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,871,650 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,871,650 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 38500T101	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Amber Latin America LLC – Series One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 702,309 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 702,309 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,309 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 38500T101	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Amber Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,266,358 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,266,358 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,266,358 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 38500T101	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Michel Brogard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,266,358 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,266,358 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,266,358 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Joseph Oughourlian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,266,358 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,266,358 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,266,358 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	13G	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Gran Tierra Energy Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 300, 625 – 11th Avenue S.W. Calgary, Alberta, Canada T2R 0E1.

Item 2 (a).	NAME OF PERSON FILING:1

This statement is filed by:

(i)	Amber Global Opportunities Master Fund Ltd., a Cayman Island exempted company, ("Amber Global") with respect to the Common Stock (as defined below) directly held by it;

(ii)	Amber Latin America LLC – Series One, a Delaware limited liability company, ("Amber Latin America") with respect to the Common Stock directly held by it;

(iii)
Amber Capital LP, a Delaware limited partnership and the investment manager of Amber Global, Amber Latin America and certain managed accounts, ("Amber Capital") with respect to the Common Stock directly held by Amber Global, Amber Latin America and certain managed accounts (collectively, the "Funds");

(iv)	Michel Brogard ("Mr. Brogard"), a managing member of Amber Capital GP, LLC, the general partner of Amber Capital, with respect to the Common Stock directly held by the Funds; and

(v)	Joseph Oughourlian ("Mr. Oughourlian"), a managing member of Amber Capital GP, LLC, the general partner of Amber Capital, with respect to the Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

(i)	Amber Global: PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

(ii)	Amber Latin America: 900 Third Avenue, Suite 200, New York, New York 10022;

 1 Add Reporting Persons, as appropriate.

CUSIP No. 38500T101	13G	Page 8 of 12 Pages

(iii)	Amber Capital: 900 Third Avenue, Suite 200, New York, New York, 10022;

(iv)	Mr. Brogard: 900 Third Avenue, Suite 200, New York, New York, 10022; and

(v)	Mr. Oughourlian: 900 Third Avenue, Suite 200, New York, New York, 10022.

Item 2(c).	CITIZENSHIP:

Amber Global is an exempted company organized under the laws of the Cayman Islands.  Amber Latin America is a limited liability company organized under the laws of Delaware.  Amber Capital is a limited partnership organized under the laws of the State of Delaware.  Mr. Brogard is a citizen of the United States of America.  Mr. Oughourlian is a citizen of France.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

38500T101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 38500T101	13G	Page 9 of 12 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 259,032,872 shares of Common Stock issued and outstanding, which is the sum of (i) the 240,857,632 shares of Common Stock issued and outstanding as of February 18, 2011 as reported by the Company in its Annual Report on Form 10-K/A for the period ended December 30, 2010 filed on February 28, 2011 and (ii) the 18,175,240 shares of Common Stock issued by the Company on March 18, 2011 as reported by the Company in its Current Report on Form 8-K filed on March 21, 2011.

A.	Amber Global
	(a)	Amount beneficially owned: 11,871,650
	(b)	Percent of class: 4.6%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 11,871,650
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 11,871,650

B.	Amber Latin America
	(a)	Amount beneficially owned: 702,309
	(b)	Percent of class: 0.3%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 702,309
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 702,309

C.	Amber Capital
	(a)	Amount beneficially owned: 15,266,358
	(b)	Percent of class: 5.9%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 15,266,358
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 15,266,358

D.	Mr. Brogard
	(a)	Amount beneficially owned: 15,266,358
	(b)	Percent of class: 5.9%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 15,266,358
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 15,266,358

E.	Mr. Oughourlian
	(a)	Amount beneficially owned: 15,266,358
	(b)	Percent of class: 5.9%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 15,266,358
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 15,266,358

CUSIP No. 38500T101	13G	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 1

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 38500T101	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 19, 2011

AMBER GLOBAL OPPORTUNITIES MASTER FUND LTD.

By:	/s/ Samuel Jed Rubin
Name:	Samuel Jed Rubin
Title:	Authorized Person

AMBER LATIN AMERICA LLC – SERIES ONE

By:	/s/ Samuel Jed Rubin
Name:	Samuel Jed Rubin
Title:	Authorized Person

AMBER CAPITAL LP
By: Amber Capital GP, LLC, General Partner

By:	/s/ Samuel Jed Rubin
Name:	Samuel Jed Rubin
Title:	Authorized Person

/s/ Michel Brogard
Michel Brogard

/s/ Joseph Oughourlian
Joseph Oughourlian

CUSIP No. 38500T101	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  April 19, 2011

AMBER GLOBAL OPPORTUNITIES MASTER FUND LTD.

By:	/s/ Samuel Jed Rubin
Name:	Samuel Jed Rubin
Title:	Authorized Person

AMBER LATIN AMERICA LLC – SERIES ONE

By:	/s/ Samuel Jed Rubin
Name:	Samuel Jed Rubin
Title:	Authorized Person

AMBER CAPITAL LP
By: Amber Capital GP, LLC, General Partner

By:	/s/ Samuel Jed Rubin
Name:	Samuel Jed Rubin
Title:	Authorized Person

/s/ Michel Brogard
Michel Brogard

/s/ Joseph Oughourlian
Joseph Oughourlian